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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69801

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Umergence LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1006 S. MAIN ST.
(No. and Street)

Plantsville	CT	06479
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Ciarcia (860) 838-3332
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP
(Name – *if individual, state last, first, middle name*)

4 Corporate Drive,	Shelton	CT	06484
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Jeffrey Ciarcia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Umergence LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO
Title

Constance D DeSorbo
Notary Public

Constance D DeSorbo
Notary Public, State of Connecticut
My Commission Expires February 28, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Umergence LLC

Financial Statements

Report Pursuant to Rule 17a-5(d) of the

Securities and Exchange Commission

Year Ended December 31, 2020

Umergence LLC

Year Ended December 31, 2020

Contents

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm

Member
Umergence, LLC
Plantsville, Connecticut

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Umergence, LLC as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Umergence, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Umergence, LLC's management. Our responsibility is to express an opinion on the Umergence, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Umergence, LLC in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PKF O'CONNOR DAVIES, LLP
Four Corporate Drive, Suite 488, Shelton, CT 06484 I Tel: 203.929.3535 I Fax: 203.929.5470 I www.pkfod.com

Emphasis of Matter Regarding a Going Concern

The accompanying financial statements for the year ended December 31, 2020 have been prepared assuming that he Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has suffered recurring losses and earned limited revenue since its inception. Although the Company did earn revenues and net income in 2020, they did not generate positive cash flows from operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Other Matter

As more fully described in Note 5 to the financial statements, the Company had a net capital deficiency at December 31, 2020. Our opinion is not modified with respect to this matter.

Opinion on Supporting Schedules

The supporting schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Umergence, LLC's financial statements. The supporting schedules are the responsibility of the Umergence, LLC's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF O'Connor Davies, LLP

We have served as Umergence, LLC's auditor since 2017.

March 9, 2021

Statement of Financial Condition
December 31, 2020

Assets	
Cash	$15,046
Accounts Receivable	281,250
Prepaid Expenses and Other	19,291
Total Assets	$315,587
Liabilities & Member's Equity	
Accounts Payable	$1,694
Commissions Payable	267,187
Total Liabilities	$268,881
Member's Equity	$46,706
Total Liabilities and Member's Equity	$315,587

See notes to financial statements.

Statement of Operations
Year Ended December 31, 2020

Revenue	
Success Fees	$462,725
Other Fees	228,320
Interest Income	3
Total Revenue	$691,048
Expenses	
Commissions	$629,261
Business Licenses & Permits	985
Computer/Software	3,447
FINRA Charges	21,260
Professional Fees	7,700
Misc.	522
Total Expenses	$663,175
Net Income	$27,873

See notes to financial statements.

Statement of Changes in Member's Equity
Year Ended December 31, 2020

Member's Equity, January 1, 2020	$7,751
Member's Contribution	11,082
Net Income	27,873
Member's Equity, December 31, 2020	$46,706

See notes to financial statements.

Statement of Cash Flows
Year Ended December 31, 2020

Cash Flows from Operating Activities	
Net Income	$27,873
Adjustments to reconcile Net Income to Net Cash used in Operating Activities:	
Accounts Receivable	(281,250)
Prepaid Expenses	(18,102)
Accounts Payable	1,456
Commissions Payable	267,187
Net Cash used in Operating Activities	(2,836)
Cash Flows from Financing Activities	
Member Contributions	11,082
Net Cash provided by Financing Activities	11,082
Net Change in Cash	8,246
Cash, Beginning	6,800
Cash, Ending	$15,046

See notes to financial statements.

Notes to Financial Statements
Year Ended December 31, 2020

1. Description of Company and Summary of Significant Accounting Policies

Description of Company

Umergence LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Authority (FINRA) effective as of September 19, 2017. The Company was formed under the laws of the State of Delaware in 2015 and registered under the laws of the State of Connecticut in 2016. The Company was formed to handle specific transactions subject to SEC oversight. The Company acts as an intermediary in transactions involving the offering or sale of securities through Securities Act exemptions relating to private placements through Regulation D, in addition to offerings made utilizing Regulation A and Regulation Crowdfunding. The company also provides accredited and qualified institutional investor referrals to issuers raising capital through Regulation D private placements.

The Company is wholly owned by Umergence Holdings LLC (the "Parent" or "Holdings"). The Company has historically funded operations with capital contributions from its Parent. The Company's future operations may be dependent upon continued support from the Parent. (See Note 4)

Significant Accounting Policies

Method of Accounting – The Company utilizes the accrual method of accounting for financial reporting.

Revenue Recognition – FASB Accounting Standards Codification (ASC) 606 provides that "the objective of the disclosure requirements in ASC 606 is for an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers." The standard further indicates that revenue must be disaggregated according to the timing of transfer of goods and services (e.g., at a point in time or over time), and that the Company, disclose qualitative information about factors affecting the nature, amount, timing and uncertainty of revenue and cash flows.

With respect to the above-mentioned guidelines, the Company acts as a placement agent for business entities that want to raise funds through a sale of securities. Revenues are earned from success fees that include other fees earned as a marketing and solicitation agent for private placements, private investment funds and hedge funds. These fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of a transaction when all performance obligations have been satisfied.

The Company also earns other fees in accordance with some placement or other contractual agreements. These fees consist of advisory services whereby the Company may receive retainers in advance of the transaction closing or is paid without a corresponding success fee. In these instances, revenue is recognized over time as the performance obligations and benefits are simultaneously provided by the Company and consumed by the customer, respectively.

In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from some customers prior to recognizing revenue reflect contract liabilities. At December 31, 2020, there were no contract liabilities.

Cash – The Company maintains cash in bank deposit accounts that are federally insured, and the Company does not believe it's exposed to significant credit risk as these deposits have not exceeded the amount insured by the Federal Deposit Insurance Corporation.

Accounts Receivable – Accounts receivable are recorded at the invoiced amount. With respect to certain client engagements, accounts receivable may be comprised of short and/or long-term receivables paid by installments timed in accordance with the terms of their respective agreements. In estimating any required allowance for doubtful accounts, management considers historical losses adjusted to take into account current market conditions and the Company's clients' financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. As of December 31, 2020, no allowance was deemed necessary.

Taxes – The Company's items of income, loss, credits, and deductions are not taxed within the Company but are reported on the income tax returns of Holdings for federal and state tax purposes. The results of the company are included in the consolidated tax return of Holdings.

Management of the Company has evaluated all significant tax positions as required by accounting principles generally accepted in the United States of America and is of the opinion that the Company has not taken any material tax position that would require the recording of any tax liability by the Company. Generally, federal and state authorities may examine the Company's tax returns for three years from the date of filing.

Estimates and Assumptions – Management uses estimates and assumptions in preparing financial statements in conformity with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect certain reported amounts and disclosures. Accordingly, actual results could vary from the estimates.

2. Accounts Receivable and Commissions Payable

The Company has an agreement with a representative for the payment of commissions in connection with success fees earned in 2020. The Company and the representative have agreed that these fees are due to the representative only upon receipt by the Company. As of December 31, 2020, the following balances were:

	Accounts Receivable	Commissions Payable	Commissions Net
Less than 12 months	$160,714	$152,678	$8,036
More than 12 months	120,536	114,509	6,027
	281,250	267,187	14,063

As of December 31, 2020, 100% of the Company's receivables balance was due from one client and contractually stipulated to be due over seven quarterly installments through September 2022.

3. Related Party Transactions

The Company pays fees for management and related services to the Parent. The fees totaled $0 for 2020. The Company borrows and advances funds on an as needed basis with the Parent. Any advances are noninterest bearing and are due on demand. There was no outstanding borrowing or advances on December 31, 2020.

4. Going Concern

Historically, the Company has had operating losses and negative cash flows from operations. In 2020, the Company attained profitability for the first time. The Company

may still need to raise capital in order to fund its operations. This need may be adversely impacted by uncertain market conditions and approvals by regulatory bodies. The Company has been, and will continue to be, funded by the Parent. To address additional financing requirements, the Company may seek financings through debt and equity financings, asset sales, or acquisition.

5. Net Capital and Other Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2020, the Company had negative net capital of ($253,835) this was deficient from its minimum requirement of $17,925 by $271,760. The Company's aggregate indebtedness to net capital ratio was (1.06) to 1, which exceeded the allowable ration of no greater than 15 to 1.

The net capital deficiency was created by a private placement transaction that gave rise to revenues and a related receivable of $281,250 as well as a corresponding commission payable of $267,187 that was not previously included in the Company's original fourth quarter 2020 FOCUS Filing. The Company discovered that it had an incomplete signature page related to the agreement with the registered representative associated with the transaction. Therefore, the Company was unable to utilize the offsets granted in SEA Rule 15c3-1(c)(2)(iv)(c)/9 for net capital computation purposes. Specifically, this resulted in the Company having to take a deduction for net capital for the entire receivable of $281,250 while including the entire commission payable in its computation of aggregate indebtedness. These adjustments equated to the aforementioned net capital deficiency of $271,760. Upon discovery, the Company made the respective notifications to FINRA and the SEC regarding the net capital deficiency. In addition, the representative has since signed the document as remedy. Had the signed agreement been in place, the Company would have been net capital compliant. The Company's management believed in good faith the agreement had been signed and agreed upon by the parties and its representations consistent with all registered representative relationships of the Company.

6. Concentrations

Receivables and Revenue – As of December 31, 2020, the company earned approximately

65% of its revenue from 2 clients. As of December 31, 2020, 100% of the Company's outstanding accounts receivable balance was from one client.

7. Reconciliation of Members Equity, Net Income and Net Capital

Reconciliation of member's equity previously reported to the Financial Industry Regulatory Authority to the amounts reported in the financials:

	As Previously Reported	Adjustments	As Presently Reported
Total Assets	$34,337	$281,250	$315,587
Total Liabilities	1,694	267,187	268,881
Member's Equity	$32,643	$14,063	$46,706

Reconciliation of net income previously reported to the Financial Industry Regulatory Authority to the amounts reported in the financials:

	As Previously Reported	Adjustments	As Presently Reported
Total Revenue	$409,798	$281,250	$691,048
Total Expenses	395,988	267,187	663,175
Net Income	$13,810	$14,063	$27,873

Note: Adjustments were made to increase accounts payable and accounts receivable. This was in connection to a receivable on a private placement that was not accounted for previously.

Reconciliation of net capital previously reported to the Financial Industry Regulatory Authority to the amounts reported in the financials:

	As Previously Reported	Adjustments	As Presently Reported
Net Capital (Deficiency)	$13,352	$(267,187)	$(253,835)
Minimum Net Capital Requirement	5,000		17,925
Net Capital (Deficiency), Below the Minimum Requirement	$8,352	$(267,187)	$(271,760)

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

December 31, 2020

Credits	
Member's Equity	$46,706
Less Non-Allowable Assets:	
Accounts Receivable	281,250
Prepaid Expenses and Other	19,291
Subtotal	300,541
Net Capital (Deficiency)	(253,835)
Minimum Net Capital Requirement (Greater of 6.67% of Aggregate Indebtedness or $5,000)	17,925
Net Capital (Deficiency), Below the Minimum Requirement	(271,760)
Aggregate Indebtedness	$268,881
Ratio of Total Aggregate Indebtedness to Net Capital	(1.06) to 1

Note: As noted, there are no differences between the above calculation of net capital pursuant to Rule 15c3-1 included with the Company's corresponding report and the computation in the Company's unaudited Form X-17 A-5 Part II A filing as of December 31, 2020 to FINRA.

SCHEDULE II – UMERGENCE LLC COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 15C3-3

December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirement of this Rule.

See Independent Registered Public Accounting Firm's Report.

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC General Assessment Reconciliation

Member
Umergence, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Umergence, LLC and the Securities Investor Protection Corporation (SIPC), with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Umergence, LLC for the year ended December 31, 2020, solely to assist you and SIPC in evaluating Umergence, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Umergence, LLC's management is responsible for Umergence, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7, as amended, with respective cash disbursement records entries and copies of the supporting cancelled checks, noting no differences;

2. Compared the amounts reported on the financial statements included in the Annual Report for the year ended December 31, 2020, as applicable, with the amounts reported in Form SIPC-7, as amended, for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7, as amended, with supporting revenue schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, as amended, and in the related revenue schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of prior year overpayment, if any, applied to the current assessment with the Form SIPC-7, as amended, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PKF O'Connor Davies, LLP

March 9, 2021

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/20

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Umergence LLC
1006 South Main Street
Plantsville, CT 06479

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jeffrey Ciarcia (860) 838-3332

WORKING COPY

2. A. General Assessment (item 2e from page 2) $1036.58

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 421.88

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $421.88

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $421.88

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Umergence LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CFO
(Title)

Dated the 25th day of February, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/120
and ending 12/31/20

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$691048
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$691048
2e. General Assessment @ .0015	$1036.58

(to page 1, line 2.A.)

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm on Review of the Exemption Report

To the Member of
Umergence, LLC
Plantsville, Connecticut

We have reviewed management's statements, included in the accompanying Exemption Report, in which Umergence, LLC (the "Company") (1) claimed exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2020 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF O'Connor Davies, LLP

March 9, 2021
Shelton, Connecticut

PKF O'CONNOR DAVIES, LLP
Four Corporate Drive, Suite 488, Shelton, CT 06484 | Tel: 203.929.3535 | Fax: 203.929.5470 | www.pkfod.com

Umergence LLC Exemption Report

Umergence LLC (the "Company" is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240. 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240. 15c3-3 under the following provision of 17 C.F.R. §240.15c3-3(k):(2)(i);
2. The Company met the identified exemption provision in 17 C.F.R. §240. 15c3-3(k) for the period January 1, 2020 through December 31, 2020 without exception.

Umergence LLC

I, Jeffrey Ciarcia, swear (or affirm) that, to the best knowledge and belief, this Exemption Report is true and correct.

By *Jeffrey Ciarcia*

Title CFO

Date 1/1/21